

Mail Stop 3628

April 12, 2017

<u>Via E-mail</u>
John Ruckdaschel, Esq.
Santander Consumer USA Inc.
1601 Elm Street, Suite 800
Dallas, TX 75201

> **Re: Santander Drive Auto Receivables LLC**
> **Amendment No. 1 to Post-Effective Amendment No.1 to Form SF-3**
> **Filed March 28, 2017**
> **File No. 333-206684**

Dear Mr. Ruckdaschel:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2017 letter.

Risk Factors, Adverse events with respect to the servicer or its affiliates…, page 17

1.   Please tell us whether recent settlements relating to Santander's auto lending are material to the securities that you are registering or revise this section and your disclosure on legal proceedings as appropriate.

Credit Risk Retention, page 47

2.   We note your disclosures in the first bulleted point on page 52 that discusses "any available recent pricing" of asset-backed certificates. Please confirm that in the event that, at the time of takedown, there is no available recent pricing of asset-backed securities that you utilize when determining the fair value of an offering you will remove the discussion in subparagraph (i) of this bulleted point to reflect that this factor was not included in your discount rate input or assumption.

3. Please revise your disclosure to describe how the factors in Rule 4(c)(1)(i)(E) of Regulation RR contribute to the determination of your cumulative net loss rate as described in the third bulleted point on page 52.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Eric Envall at (202) 551-3234, or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Angela M. Ulum, Esq., Mayer Brown LLP